UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X/A

APPOINTMENT OF AGENT FOR SERVICE
OF PROCESS AND UNDERTAKING

EXPLANATORY NOTE

The Registrant is filing this Amendment to Form F-X to report a change in the U.S. Agent for Service of Process previously appointed by the Registrant in connection with the form filed by the Registrant with the Commission, as listed below in Item C (the “Form”). The Registrant hereby amends the Form F-X initially filed by the Registrant contemporaneously with an Applicable Form.

A.	Name of issuer or person filing (“Filer”): SPHERE 3D CORP.

B.	This is [check one]:

☐ an original filing for the Filer.

☑ an amended filing for the Filer.

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	SPHERE 3D CORP.

Form type:	Form 40FR12G

File Number (if known):	000-55232

Filed by:	SPHERE 3D CORP.

Date Filed (if filed concurrently, so indicate):	June 27, 2014

Form Type:	File Number (if known):	Date Filed (if filed concurrently, so indicate):

D.	The Filer is incorporated or organized under the laws of ONTARIO, CANADA and has its principal place of business at:

895 Don Mills Road, Bldg. 2, Suite 900
Toronto, Ontario, Canada M3C 1W3
Telephone: (858) 571-5555

E.	The Filer designates and appoints CCS Global Solutions, Inc. (“Agent”), located at:

500 Seventh Avenue, Office 12B101

New York, NY 10018

Telephone: (917) 566-7046

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on each of the Forms listed above in the table in Item C of this Form on the respective dates listed therein or any purchases or sales of any security in connection therewith; or (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Forms listed above in the table in Item C of this Form, as applicable; the securities to which such Forms relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, on this 31st day of August, 2021.

Filer: SPHERE 3D CORP.

By:	/s/ Peter Tassiopoulos
	Name:	Peter Tassiopoulos
	Title:	Chief Executive Officer

[Signature Page to Form F-X]

This statement has been signed by the following persons in the capacities and on the dates indicated.

CCS Global Solutions, Inc. As Agent for Service of Process for Sphere 3D Corp.
By:	/s/ Kelly A. Hemphill
Name: Kelly A. Hemphill
Title: Assistant Secretary

Date: August 31, 2021

[Signature Page to Form F-X]